

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Ray Young
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive, Suite 4600
Chicago, IL 60601

> **Re: Archer-Daniels-Midland Co**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on February 18, 2020**
> **Form 10-Q for the quarter ended March 31, 2020**
> **Filed on May 1, 2020**
> **File No. 1-00044**

Dear Mr. Young:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing